UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

STARZ

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 85571Q102

Series B Common Stock: 85571Q201

(CUSIP Number)

Wayne Levin

General Counsel and Chief Strategic Officer

Lions Gate Entertainment Corp.

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	NAMES OF REPORTING PERSONS Lions Gate Entertainment Corp. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Common Stock: 2.31% (5) Series B Common Stock: 26.26% (5)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 of the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “Commission”) on March 30, 2015 (the “Original Schedule 13D”) is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Lions Gate Entertainment Corp. (“Lions Gate”) in connection with the closing of the transactions contemplated by the Stock Exchange Agreement (the “Exchange Agreement”), dated as of February 10, 2015, by and among Lions Gate, LG Leopard Canada LP, an Ontario limited partnership and indirect wholly owned entity of Lions Gate (“Leopard”) and certain affiliates of John C. Malone listed on Schedule I thereto (the “Stockholders”). Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the Stockholders 2,118,038 shares of Series A Common Stock and 2,590,597 shares of Series B Common Stock (collectively, the “Starz Exchange Shares”) of Starz (the “Issuer”) in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The Starz Exchange Shares covered by this Amendment No. 1 to the Original Schedule 13D (this “Amendment No. 1”) are held of record by Leopard. The sole general partner of Leopard is LG Leopard GP Canada Inc., an Ontario corporation (“Leopard GP”), and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the Exchange Agreement, the Stockholders will have (1) a right of first offer on sales of the Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Lions Gate expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the Stockholders.
(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Lions Gate’s position as the limited partner of Leopard, for purposes of this Statement, Lions Gate may be deemed to beneficially own those shares.
(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(5)	Based on 91,846,196 shares of the Issuer’s Series A Common Stock and 9,864,294 shares of the Issuer’s Series B Common Stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the annual period ended September 30, 2015. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 14.7% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6 of the Original Schedule 13D.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	NAMES OF REPORTING PERSONS LG Leopard GP Canada Inc. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Common Stock: 2,118,038 (3), (4) Series B Common Stock: 2,590,597 (3), (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Common Stock: 2.31% (5) Series B Common Stock: 26.26% (5)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The information set forth in Items 4, 5 and 6 of the Original Schedule 13D is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard GP in connection with the closing of the transactions contemplated by the Exchange Agreement. Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 common shares of Lions Gate, no par value per share. The Starz Exchange Shares covered by this Amendment No. 1 are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the Exchange Agreement, the Stockholders will have (1) a right of first offer on sales of the Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard GP expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the Stockholders.
(3)	Comprised of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock that are held of record by Leopard. By virtue of Leopard GP’s position as the sole general partner of Leopard, for purposes of this Statement, Leopard GP may be deemed to beneficially own those shares.
(4)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(5)	Based on 91,846,196 shares of the Issuer’s Series A Common Stock and 9,864,294 shares of the Issuer’s Series B Common Stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the annual period ended September 30, 2015. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 14.7% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6 of the Original Schedule 13D.

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	NAMES OF REPORTING PERSONS LG Leopard Canada LP (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Common Stock: 2,118,038 (3) Series B Common Stock: 2,590,597 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Common Stock: 2.31% (4) Series B Common Stock: 26.26% (4)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The information set forth in Items 4, 5 and 6 of the Original Schedule 13D is incorporated herein by reference. The share amounts reflected in the foregoing table reflect the beneficial ownership of Leopard in connection with the closing of the transactions contemplated by the Exchange Agreement. Pursuant to the Exchange Agreement, on March 27, 2015, Leopard acquired from the Stockholders 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock in exchange for 4,967,695 newly issued common shares of Lions Gate, no par value per share. The Starz Exchange Shares covered by this Amendment No. 1 are held of record by Leopard. The sole general partner of Leopard is Leopard GP, and the sole limited partner of Leopard is Lions Gate. Further, the sole stockholder of Leopard GP is Lions Gate.
(2)	Pursuant to the Exchange Agreement, the Stockholders will have (1) a right of first offer on sales of the Starz Exchange Shares by Leopard and (2) an irrevocable proxy to vote the Starz Exchange Shares on matters submitted to a vote of the Issuer’s stockholders, subject to certain exceptions. See Items 4, 5 and 6. Leopard expressly disclaims the existence of, and membership in, any group with Dr. Malone and any of the Stockholders.
(3)	Does not consider shares of the Issuer’s Series A Common Stock that may be issued upon the conversion of shares of the Issuer’s Series B Common Stock. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock.
(4)	Based on 91,846,196 shares of the Issuer’s Series A Common Stock and 9,864,294 shares of the Issuer’s Series B Common Stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the annual period ended September 30, 2015. At the option of the holder, each share of the Issuer’s Series B Common Stock is convertible into one share of the Issuer’s Series A Common Stock. Each share of the Issuer’s Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer’s Series B Common Stock is entitled to one vote. Accordingly, Leopard GP may be deemed to beneficially own voting equity securities of the Issuer representing approximately 14.7% of the voting power with respect to a general election of directors of the Issuer. See Items 5 and 6 of the Original Schedule 13D.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”) with the Securities and Exchange Commission on March 30, 2015 (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

“Lions Gate has informed the Issuer that it intends to explore whether there is a potential mutually beneficial combination of the two companies. Towards that end, the Reporting Persons intend to have discussions with the Issuer, its affiliates, and other persons about potential combinations that may involve stock or a combination of stock and cash. Lions Gate has further informed the Issuer that it believes any such combination should recognize the relative values of both companies and that the benefits of a transaction should be shared appropriately by both companies’ shareholders. There can be no assurance that there is or will be any such combination, that such combination would be acceptable to either the Issuer or its shareholders, or that the structure, price, mix of consideration and terms that such a combination could take or the time that it could take to determine whether or not there is such a combination will occur.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Without limiting the above, depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in Item (a)-(j) of Item 4 of Schedule 13D.”

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

“As a result of the Exchange, the Reporting Persons beneficially own (i) 2,118,038 Series A Shares, which represent approximately 2.26% of the outstanding Series A Shares, and (ii) 2,590,597 Series B Shares, which represent approximately 26.32% of the outstanding Series B Shares. To the best knowledge of each Reporting Person, none of the persons named in Schedule A beneficially owns any Shares.

The percentage interests indicated herein are based on 91,846,196 Series A Shares and 9,864,294 Series B Shares outstanding as of September 30, 2015, as reported by the Issuer in its Annual Report on Form 10-Q for the quarterly period ended September 30, 2015.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 4, 2016

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	General Counsel and Chief Strategic Officer

LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

LG LEOPARD CANADA LP, by its general partner LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

Schedule A

Directors and Officers of Lions Gate Entertainment Corp., LG Leopard GP Canada Inc. and LG Leopard Canada LP

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of Lions Gate Entertainment Corp. (“Lions Gate”) and LG Leopard GP Canada Inc. (“Leopard GP”). LG Leopard Canada LP (“Leopard”) does not have any executive officers or directors and its affairs are managed and controlled by its general partner, Leopard GP. None of the directors or executive officers named below beneficially owns any Series A Common Stock or Series B Common Stock, respectively, of Starz.

The business address of each executive officer of Lions Gate is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. The business address of each executive officer of Leopard GP is 77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1.

DIRECTORS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Michael Burns 2700 Colorado Avenue Santa Monica, California 90404	Vice Chairman, Lions Gate Entertainment Corp.

Gordon Crawford c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Chairman of the Board of Trustees, U.S. Olympic Foundation; Vice Chairman, Paley Center for Media; Life Trustee on the Board of Trustees, Southern California Public Radio

Arthur Evrensel c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Partner, Michael, Evrensel & Pawar LLP

Jon Feltheimer 2700 Colorado Avenue Santa Monica, California 90404	Chief Executive Officer, Lions Gate Entertainment Corp.

Emily Fine c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Principal, MHR Fund Management LLC

Michael T. Fries c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	President and Chief Executive Officer of Liberty Global.

Harald Ludwig c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	President and Chief Executive Officer, Macluan Capital Corporation

Name	Principal Occupation or Employment

John C. Malone, M.D. c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Chairman of the Board of Liberty Media Corporation, Liberty Interactive Corporation, Liberty TripAdvisor Holdings, Inc., Liberty Broadband Corporation and Liberty Global plc.

G. Scott Paterson c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Vice Chairman, NeuLion Inc.

Mark H. Rachesky, M.D. c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	President and Founder, MHR Fund Management LLC

Daryl Simm c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Chairman and Chief Executive Officer, Omnicom Media Group

Hardwick Simmons c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Lead Director, Raymond James Financial

Phyllis Yaffe c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	Director, Lions Gate Entertainment Corp.; formerly, Chief Executive Officer, Alliance Atlantis Communications

David M. Zaslav c/o Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404	President and Chief Executive Officer of Discovery Communications

Messrs. Burns, Crawford, Feltheimer, Fries, Malone, Rachesky, Simmons, Zaslav and Ms. Fine are U.S. citizens. Messrs. Evrensel, Ludwig, Paterson and Simm and Ms. Yaffe are Canadian citizens.

EXECUTIVE OFFICERS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Jon Feltheimer	Chief Executive Officer

Michael Burns	Vice Chairman

Steve Beeks	Co-Chief Operating Officer and Co-President, Motion Picture Group

Brian Goldsmith	Co-Chief Operating Officer

Wayne Levin	General Counsel and Chief Strategic Officer

James W. Barge	Chief Financial Officer

Messrs. Feltheimer, Burns, Beeks, Goldsmith, Levin and Barge are U.S. citizens.

DIRECTORS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	Director; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Director; Chief Financial Officer, Lions Gate Entertainment Corp.

Allen Garson	Director; Partner, Dentons Canada LLP

EXECUTIVE OFFICERS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	President, General Counsel and Secretary; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President; Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

Messrs. Levin and Gladstone are U.S. citizens and Mr. Garson is a Canadian citizen.

DIRECTORS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A

EXECUTIVE OFFICERS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A